                          EXCLUSIVE LICENSE AGREEMENT

         THIS AGREEMENT is made and entered into as of the ____ day of February, 2000 by and between MISONIX, INC., a New York Corporation with its principal offices at 1938 New Highway, Farmingdale, New York 11735 (hereinafter referred to as "MISONIX") and MDA, INC., a Nevada corporation having its principal offices at 5851 West Charleston Boulevard, Las Vegas, Nevada 89146 (hereinafter referred to as "MDA").

                              W I T N E S S E T H:

I. WHEREAS, MISONIX, has a business which is, in part, based on the research, development, and manufacturing of ultrasonic equipment for scientific and industrial purposes; and

II. WHEREAS, MDA has a business which is, in part, organized to market and sell, on a worldwide basis, ultrasound medical devices (hereinafter referred to as "Product" or "Products") specifically designed to improve the treatment of patients desiring a surgical procedure commonly referred to as "Body sculpting", "Liposuction" or "Liposculpturing" (hereinafter referred to as the "Procedure"); and

III. WHEREAS, MISONIX has already utilized its engineering experience, ultrasonic technology, and prototype manufacturing capabilities to design and manufacture ultrasonic systems for use in the Procedure (which Products and equipment, as well as auxiliary features such as probes and hand pieces are referred to as the "System") for use in performing the Procedure; and

IV. WHEREAS, the parties previously entered into a certain exclusive license agreement dated as of the 10th day of December 1995 (the "Prior License Agreement"); and

V. WHEREAS, MDA assigned its rights under the Prior License Agreement to its wholly-owned subsidiary, Lysonix, Inc., a California corporation ("Lysonix"); and

VI. WHEREAS, MISONIX terminated the Prior License Agreement by virtue of the alleged default of MDA and Lysonix; and

VII. WHEREAS, MISONIX, on the one hand, and MDA and Lysonix, on the other hand, are engaged in seeking a judicial approval for a proposed settlement of amounts due and owing to MISONIX by way of shipments of Product to MDA and Lysonix and royalties upon sale of such Products and Systems, this Agreement to be effective only upon and following court approval and implementation of such settlement; and

VIII. WHEREAS, the parties now wish to enter into a new exclusive license agreement (the "Agreement"), as hereinafter set forth, whereby MISONIX is to grant to MDA and LySonix (as assignee of MDA) the exclusive license within the Territories described on Attachment A, to market and sell the System now and hereafter produced by MISONIX, during the term of this Agreement, solely for uses in body sculpting, liposuction, or lipscuplturing, and for no other use, and MDA desires to enter into the Agreement and to assign its rights thereunder to Lysonix, while remaining fully liable for performance and payment of all obligations thereunder on the part of Lysonix.

         NOW, THEREFORE, in consideration of the premises and promises, warranties and representations herein contained, the parties hereto enter into this Agreement between MISONIX and MDA for the period of time commencing with the day and year first above written for a period of ten (10) years ending on February__, 2010 under the following conditions:



         A:       MDA to Receive:

                  1. Exclusive marketing and sales rights to the System in the Territories and the specific countries therein described in Attachment A utilizing MISONIX Ultrasonic Liposuction technology and know-how (including but not limited to Patent No. 5,419,761; and all improvement patents and patent applications and foreign patents relating to ultrasonic equipment now or hereafter held by MISONIX) which pertain to the Procedure, however, MISONIX retains the rights to exploitation of the System and its ultrasonic technologies for all other applications, medical and non-medical, other than body sculpting, liposuction and lipsculpturing. If any country does not have any sales after three years, this territory reverts back to MISONIX.

                  2. Exclusive rights in the Territories to utilize MISONIX letter, dated October 15, 1993 from the U.S. Food and Drug Administration, which provides for marketing the System under Section 510(K), based on substantial equivalence to devices marketed prior to enactment of the Medical Device Act of 1976.

                  3. Right to modify specifications of the MISONIX System to meet clinical/market needs as approved by MISONIX at MDA's cost.

                  4. Right of name and logo selection by MDA. Access to MISONIX technical support and the design history of the System for legal and regulatory purposes.

                  5 Commitment by MISONIX to designate and supply a dedicated product development team to work with the MDA market development team and support staffs for successful future project development(s) regarding the Procedure.

         B.       MISONIX to Receive:

                  1. No License Fee payment is to be paid to MISONIX because of prior License Fee payments previously paid to MISONIX under prior agreements between the parties.

                  2. MDA hereby grants MISONIX a security interest in this Agreement, the inventory of the System and other products and related items in the possession or control of MDA or LySonix being sold by MISONIX to MDA or LySonix hereunder, all to secure performances by MDA of its obligations thereunder. A formal security interest and UCC forms and other documents will be executed by MDA in furtherance of the security interest.

                  3. Pursuant to Schedule D, annexed hereto, MISONIX is to receive certain minimum purchase commitments each year including the first twelve month period in order to maintain exclusive rights in MDA and LySonix to market and sell Products using the System. Such minimum purchases will be specified with respect to the U.S. and each other territory throughout the world.

                  4. MDA and LySonix jointly agree to capitalize LySonix as set forth in Attachment A and to have in place at least four (4) direct Regional Sales Representatives or their equivalent by the first quarter of 2000 and at least six (6) by the end of the second quarter of 2000 and to add two (2) manufacturer representatives in the United States at or before third quarter of 2000. MDA and LySonix also commit to a minimum of ten
                           (10) domestic and ten (10) international trade shows and symposium where the LySonix 2000 will be presented in the first year.

         C.       Both Parties to Agree:

                  MISONIX, on the one hand, and MDA/LySonix, on the other hand, hereby agree to mutual non-competition in the field of Ultrasonic Assisted Liposuction and body sculpting for the life of this Agreement whereby each party hereby agrees, during the term of this Agreement, not to compete nor engage in, directly or indirectly, the Procedure or ultrasonic assisted liposuction business except through this Agreement and thereafter following expiration or termination of this Agreement, to continue to abide by the terms of the Confidentiality Agreement.

         D. Quantity and Price: MISONIX agrees to sell to MDA and LySonix and MDA and LySonix agree to buy from MISONIX one hundred percent (100%) of MDA's and LySonix's requirement of the Systems in accordance with the price list set forth in Schedule A. Technological changes and variations from the specifications shall either increase or possibly decrease the cost of each System appropriately. In addition, these prices can be increased by MISONIX only under one of the following circumstances: MISONIX may, with written notification to MDA and LySonix, increase the price in accordance with the rise in the Official Consumer Price Index
                  (CPI). Such increase in the price in accordance with the CPI can be made once each year during the term of the Agreement, except during the first year. Further, whenever the cost of labor and/or raw material to MISONIX changes substantially, MISONIX may change the price of the Ultrasonic Units, with a ninety (90) day advance written notice to MDA, but only to reflect directly such substantially changing and/or raw material costs. All Systems for MDA will be manufactured in accordance with the specifications set forth in Schedule B which may be revised from time to time by written consent of both parties.

                  All shipments will be F.O.B. point of origin. MDA will pay for all shipments, in advance, by cash, bank check or letter of credit. MDA shall purchase goods from MISONIX by utilizing any remaining credit or by establishing an escrow account to cover the desired amount of credit to be extended. These credit terms may be varied only by MISONIX in its sole discretion after it has experienced a satisfactory payment history.

         E. Delivery. MDA shall submit purchase orders setting forth the quantities, delivery date and shipping instructions with respect to each shipment such purchase order is to be received by MISONIX at least ninety (90) days prior to the stipulated delivery date. MISONIX shall ship each order to MDA or MDA's designee to the location specified, as instructed by MDA.

         F. Quality. It is understood and agreed that all Systems sold to MDA hereunder will meet the established specifications, as described in the attached Schedule B. which Schedule may be revised from time to time by agreement of the parties hereunder. Furthermore, MISONIX shall adhere to current good manufacturing practice (GMP) ISO/CE Mark and European Medical Device Directives and to all applicable US governmental laws and regulations, as may be amended from time to time relating to the manufacture, sale and shipment of its Systems or Ultrasonic Units sold hereunder. Cost of future filings and modifications of units necessitated thereby to be borne by MDA, which shall receive prior notice of proposed actions and expenditures from MISONIX and shall participate in the decision making process.

         G. Quality Assurance. MISONIX will provide MDA with the test results of all Systems to be shipped to MDA. Furthermore, MISONIX shall advise MDA of any changes in the manufacturing process or in materials which have a material impact on the quality or performance of the Systems or Ultrasonic Units purchased hereunder.

                  All Systems delivered to MDA shall be subject to acceptance by MDA's quality assurance staff based upon the standards and factors described on Schedule B, as the same may be modified by mutual agreement. Unless MDA or LySonix gives

                  MISONIX notice to the contrary within ten (10) working days after receipt of a shipment of a System or Ultrasonic Unit, such shipment shall be deemed to be accepted by MDA or LySonix. MDA or MDA's designee shall have the right to reject any shipment made to it hereunder which does not meet such quality assurance specifications when received by it at such designation. In the event that any such shipment is not approved by MDA or LySonix because it does not meet said specification, MDA or LySonix shall advise MISONIX in writing and MISONIX agrees to replace such shipment at its expense including charges incurred by MDA for freight and customs clearance if applicable, and resubmit to MDA or LySonix within forty-five (45) days. At MISONIX'S option, MDA or LySonix shall return any such rejected shipment to MISONIX at MISONIX'S expense.

         H. Taxes. Any and all taxes imposed upon or with respect to or measured by the sale or delivery by MISONIX to MDA or LySonix of Ultrasonic Units or Systems in accordance with MDA's or LySonix's instructions shall be for MDA's or LySonix's account.

         I. Force Majeure. MISONIX'S obligations and any delays in deliveries hereunder or portion thereof, and MDA's obligations to take delivery hereunder when due, shall be excused by strikes, riots, war, invasion, acts of God, fire, explosion, floods, delay of carrier, shortages or failures in the supply of materials, acts of government agencies or instrumentality's, delay in constructing manufacturing facilities, and other contingencies beyond the reasonable control of the party to be excused. In such event(s), MISONIX will make reasonable efforts to fulfill MDA's and LySonix's requirements for and MDA and LySonix will make reasonable efforts to take delivery of Systems or Ultrasonic Units as defined herein. If for any of the reasons set forth above, MISONIX or shall be unable to deliver any of the agreed upon quantities of MISONIX Systems or Ultrasonic Units when due, MISONIX shall immediately notify MDA or LySonix of such inability and of the period for which such inability is expected to continue.

         J. Royalty. In consideration for the rights granted in Paragraph A (1.) above, MDA and LySonix shall be obligated to pay MISONIX a one-time royalty of five percent (5%) on net sales per unit or other dispositions (including transfers, demonstration models, installment or financed sales) taken at the full sales price or value if no price is specified)) of Systems or Ultrasonic Units including, without limitation, the probes and hand pieces covered by one or more of the Systems.

         K. Royalty Record Keeping. MDA and LySonix shall keep complete and accurate records of all sales of the Systems and/or accessories identified in Paragraph J as qualifying for royalties. On or before the thirtieth (30th) day after the end of each calendar quarter, MDA and/or LySonix shall submit a written report, setting forth sales and calculations of the amount of royalty due and payable based upon sales by it during said calendar quarter. Upon MlSONIX's request, and on reasonable notice, MDA and LySonix shall permit, at the expense of MISONIX, an independent certified public accountant acceptable to both parties to have access during reasonable business hours to such of MDA's and LySonix's records as may be reasonable or necessary to determine, in respect of any quarterly period ending not more than two (2) years prior to the date of such request, the correctness of any reports and payments made under this Agreement. In the event that the MISONIX accountant discovers an underpayment of five percent (5%) or more, the fees of such accountant shall be borne by MDA or LySonix. MDA and LySonix agree that the choice of MISONIX' regular independent accountants (presently Ernst & Young LLP) is acceptable to MDA and LySonix. MISONIX undertakes and agrees that neither they nor any certified public accountant selected by them pursuant to this paragraph will disclose any information so obtained to any third party except to the extent necessary to enforce this Agreement and that MISONIX and the certified public accountant will otherwise keep such information strictly confidential. This right of inspection may not be exercised more than once in any one (1) calendar year.

         L.       Royalty Payment. The payment of the Royalty will be thirty
                  (30) days following the end of the previous calendar quarter. Net Sales as used herein shall be the gross invoice price of the System including, without limitation, the probes and hand pieces (or "value" thereof if no price is specified) less the sum of the following:

                           a) Quantity and cash discounts allowed in amounts customary (and where necessary) in the trade (not to exceed 25% of the regular price with respect to domestic i.e., North American sales) and 60% for international sales.

                           b) Sales taxes, tariff duties and use taxes directly imposed with reference to particular sales.

                           c)     Outboard transportation prepaid.

                           d)     Amounts credited or allowed on returns.

                  No deductions shall be made for commissions paid whether they be with independent sales agencies or employees of MDA. Systems and/or accessories shall be considered "sold" when billed or invoiced by MDA or LySonix or, failing that, when transferred or disposed of by MDA or LySonix.

         M. Infringement. (i) The parties shall jointly cooperate to initiate legal proceedings against any infringer of the patents and/or technology covered by this Agreement and shall divide the recovery, if any, in accordance with their respective contributions to the cost thereof.

                  (ii) The cost of defending any challenges by third parties to the patents and technology covered by this Agreement and their application to the Procedure and Systems shall be incurred individually by MISONIX on the one hand, and MDA and LySonix, on the other hand. Except as stated in subparagraph (iii) below, each party to this Agreement shall pay its own expenses for defending any future patent litigation. Misonix and MDA and LySonix shall cooperate by supplying to each other all applicable technical information including, but not limited to, MISONIX patent application files and other requested information about the MISONIX System, subject to MISONIX's reasonable requests for assurances as to confidentiality.

                  (iii) Notwithstanding the foregoing, the provisions of subparagraph (ii) of this Section M shall not affect the obligations of MDA and Lysonix under the Prior License Agreement to cover costs and expenses on defense of patents challenges and/or claims of infringement and MDA and Lysonix shall be fully responsible for bearing costs and expenses of any prior challenges, including, without limitation, that of Mentor Corporation, except for appeals or retrials of the same; provided, however, that subject to MDA/LySonix having borne and paid all amounts previously due (including sums now outstanding) from the Mentor litigation prior to the current appeal, MISONIX, on the one hand, and MDA/LySonix, on the other hand, shall share 50-50 all the expenses and costs of any such appeals or retrials.

         N. Term. This Agreement shall be effective when signed by the parties, and shall continue in effect for a period of ten (10) years. Thereafter, this Agreement shall be automatically renewed for consecutive annual periods of one year each unless either party gives to the other party at least 120 days prior written notice of non-renewal at the expiration of the original term or any renewal term.

                  Upon expiration or termination of this Agreement, MDA and/or LySonix shall immediately cease to sell the Products and Systems hereunder.

         O. Termination for Cause. If either party shall at any time fail to abide by any of the provisions of the Agreement, the other party shall have the right to terminate this Agreement on sixty (60) days prior written notice to the defaulting party specifying the default complained of, provided, however, if said defaulting party cures the default complained of within the said sixty (60) day period, or if a non-monetary default which reasonably would take more than sixty (60) days to cure and the defaulting party is actively taking steps to cure the same, the Agreement shall continue in full force and effect as if no default has occurred. The right of either party to terminate this Agreement, as hereinabove provided, shall not be affected in any way by its waiver of, or its failure to take action with respect to, any previous default. This Agreement may also be terminated by the other party in the event that a petition of bankruptcy is filed by or against a party and not dismissed within thirty (30) days, or a receiver or trustee is appointed for all or a part of the property of a party, or a party makes an assignment for the benefit of creditors.

         P. Rights and Obligations Upon Termination. Any termination of this Agreement as provided herein shall not relieve any party of any obligation arising hereunder prior to such termination. In the event of termination, the rights to all patents developed by MISONIX singly or in joint cooperation with MDA and/or LySonix for the Procedure during the term of the Agreement shall revert and be assigned to MISONIX. In addition, upon termination by MISONIX for cause, MDA and Lysonix shall transfer to MISONIX a complete list of all customers, warranties of service agreements in place, all drawings and other material utilizing the MISONIX technology and all confidential material pertaining to the same.

         Q. Purchase Orders. A schedule of the minimum required purchase orders is annexed hereto as Schedule D. The provisions of this Agreement shall prevail over any inconsistent statements of provisions contained in any document related to this Agreement passing between companies including, but not limited to, any purchase order, acknowledgment, confirmation or notice. This Agreement shall supersede and prevail over any other agreement applicable to the subject matter of this Agreement between the parties which may be in effect at the time this Agreement is executed.

         R.       Limited Warranty and Liability.

                  1. MISONIX warrants that the materials described herein shall meet the specifications as set forth in Schedule B but DOES NOT WARRANT THE SUITABILITY OR USES WHICH MAYBE MADE OF THE SAME OR THE UNITS TO BE PRODUCED HEREUNDER.

                  2. Except as provided in Paragraph (3) hereafter, MISONIX shall not be liable for, and MDA and LySonix assume responsibility for, and hereby agrees to indemnify and hold harmless MISONIX for and against all costs, expenses, and damage (including reasonable attorney's fees arising from any claim for personal injury and property damage resulting from the handling of the Ultrasonic Units) following MDA's or LySonix's acceptance of the Ultrasonic Units after it has completed its testing as provided in Quality Assurance.

                  3. Except as provided in Paragraph (5) hereof, MDA or LySonix shall not be liable for, and MISONIX assumes responsibility for and agrees to indemnify and save harmless, MDA and LySonix, for all personal injury property damages which occur during MISONIX'S manufacturing process of Ultrasonic Units or its System or for which Ultrasonic Units or Systems that are being delivered to MDA or its designees or for claims based on violations of Federal, State or locallaws or regulations applicable to employee or environmental protection in such manufacture or delivery by MISONIX, e.g., a claim based on MISONIX'S violations of environmental standards, standards deal with providing a safe place to work, or the transportation of hazardous materials.

                  4. Any party, upon learning of any claims or suits, under Paragraphs (2) or (3) of this Article, shall notify the other, but LySonix's or MDA's attorneys shall handle and control such claims or suits which fall under Paragraph (2) above on Limited Warranty and Liability and MISONIX'S attorneys shall handle and control such claims or suits which fan under Paragraph (3) above on Limited Warranty and Liability.

                  5. Notwithstanding the foregoing provisions hereof, LySonix's and/or MDA shall secure product liability insurance coverage covering personal injury and property damage for the products produced hereunder, at the full cost and expense of MDA, in an amount of not less than five million dollars ($5,000,000) with a deductible of not greater than two hundred thousand dollars ($200,000), covering both MISONIX and MDA for any and all liability.

         S.       Arbitration.

                  1. After the Closing, any dispute, controversy or claim arising out of or relating to this Agreement or the negotiation hereof or entry hereunto or any contract or agreement entered into pursuant hereto or the performance by the parties of its or their terms shall be settled by binding arbitration held in New York, New York in accordance with the commercial Arbitration rules of the American Arbitration Association then in effect. This Section shall be construed and enforced in accordance with the Federal Arbitration Act, notwithstanding any other choice of law provision in this Agreement. Notwithstanding the foregoing:

                           (i)      MISONIX or MDA/LySonix may, in its
                                    discretion, apply to a court of competent jurisdiction for equitable relief and such an application shall not be deemed a waiver of the right to compel arbitration pursuant to this Section.

                           (ii) No party shall be required to submit to arbitration hereunder unless all persons who are not parties to this Agreement, but who are necessary parties to a complete resolution of the controversy, submit to the arbitration process on the same terms as the parties hereto.

                  2. The arbitrator(s) shall allow such discovery as the arbitrator(s) determine to be appropriate under the circumstances and shall resolve the dispute as expeditiously as practicable, and, if reasonably practicable, within 120 days after the selection of the arbitrator(s). The arbitrator(s) shall give the parties written notice of the decision, with the reasons therefor set out, and shall have 30 days thereafter to reconsider and modify such decision if any party so requests within 10 days after the decision. Thereafter, the decision of the arbitrator(s) shall be final, binding, and nonappealable with respect to all persons, including (without limitation) persons who have failed or refused to participate in the arbitration process.

                  3. The arbitrator(s) shall have authority to award relief under legal or equitable principles, including interim of preliminary relief, and to allocate responsibility for the costs of the arbitration and to award recovery of attorneys fees and expenses in such manner as is determined to be appropriate by the arbitrator(s).

                  4. Judgment upon the award rendered by the arbitrator(s) may be entered in any court having in personam and subject matter jurisdiction. MISONIX, MDA and LySonix hereby submit to the in personam jurisdiction of the federal and state courts in New York, New York for the purpose of confirming any such award and entering judgment thereon.

         T. Notices. Any notice or request required or permitted to be given under or in connection with this Agreement shall be deemed to have been sufficiently given if in writing and delivered to an officer of such party or sent by registered airmail, telex or telegram, prepaid, or by hand or by overnight receipted courier service (such as Federal Express) to the party for which such notice is intended, at the address set forth for such party below:



                           In the case of MDA or LySonix:     President
                                                              Medical Device Alliance, Inc.
                                                              5815 West Charleston Boulevard
                                                              Las Vegas, Nevada 89146

                           In the case of MISONIX:            President
                                                              MISONIX, Inc.
                                                              1938 New Highway
                                                              Farmingdale, New York 11735


                  or to such other address for such party as it shall have therefore furnished in writing to the other party. If sent by mail, telex or telegram, the date of mailing or transmission shall be deemed to be the date on which such notice or request has been given.

         U.       Assignment.

                  (i) MDA or MISONIX may assign rights under this Agreement in whole or in part to any of their respective affiliates or subsidiaries. Upon the other party's request, the assigning party shall enter into a separate counterpart agreement with any such affiliate or subsidiary; it being expressly agreed that the assignor shall remain bound by the obligations hereof and for performance by the assignee. Such counterpart agreement shall be in the same form as this Agreement, except for necessary changes to reflect the extent of the assignment, the substitution of the affiliate's or subsidiary's name, the effective date of the assignment and the inclusion of a new provision enabling the non-assigning party to terminate such separate counterpart agreement in the event that the assignee ceases to be an affiliate or subsidiary of the assigning party. This Agreement shall not otherwise be assignable by either party without the prior written consent of the other party.

                  (ii) In furtherance of Section U (i) hereof, MDA is hereby assigning its rights under this Agreement to LySonix and LySonix is hereby accepting the assignment and agreeing to be bound. As noted in Section U(i) above, MDA is remaining bound by its obligations under the Agreement and shall remain responsible for performance by LySonix of the obligations of LySonix under this Agreement.

         V. Entire Agreement. This Agreement sets forth the entire Agreement and understanding between the parties as to the subject matter hereof and merges all prior discussions and negotiations between them, and neither of the parties shall be bound by any conditions, definitions, warranties, understandings or representations with respect to such subject matter other than as expressly provided herein or as duly set for the on or subsequent to the date hereof in writing and signed by a proper and duly authorized officer or representative of the party to be bound thereby.

         W. Governing Law. This Agreement shall be construed in accordance with the laws of the State of New York.

         X. Confidentiality. After execution of the present Agreement, MISONIX shall disclose to MDA and LySonix all technical information reasonably necessary to use the Systems, and MDA and LySonix shall hold such information except as provided in Paragraph 1 dealing with Force Majeure, and Paragraph Q. dealing with Inability To Supply Full Requirement of this Agreement. In addition to and not in lieu hereof, the parties re-affirm the provisions of the confidential Disclosure Agreement dated August 11, 1995, which remains in effect and is annexed as Schedule C hereto provided, however, that such non-disclosure obligation shall remain in effect for the term of this Agreement and a period of two years thereafter; in furtherance of the


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

                  foregoing, MDA and any assignee thereof agrees to enter into a separate non-disclosure agreement in form prepared and provided by MISONIX.

                  Information which is necessary for obtaining or maintaining approval of the Systems by any regulatory agency of any foreign country shall be an exception to the above confidentiality obligations, but only to the extent necessary and provided said confidentiality is maintained to the fullest extent possible by MDA.

IN WITNESS WHEREOF, this Agreement has been entered into as of the day and year first above written.

MISONIX, INCORPORATED                       MEDICAL DEVICE ALLIANCE, INC.

By:                                         By:
  --------------------------                  ---------------------------------
                                            LYSONIX INC.

                                            By:
                                               --------------------------------



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